UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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SUMMARY OF RESOLUTIONS OF THE

264th MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 264th Meeting of the Board of Directors held on March 25, 2015 the following matters were resolved:

1.1.   Approval and Vote Recommendation:

1.1.1. Management Report and Financial Statements of CPFL Energia and subsidiaries, together with the Independent Auditors’ Report, for the fiscal year ending on December 31, 2014;

1.1.2. Proposal for allocation of the results of CPFL Energia and subsidiaries;

1.1.3. Increase in the capital stock of CPFL Energia and subsidiaries:

1.1.3.1. CPFL Energia: increase in the capital stock through stock dividend, with the issuance of shares to be distributed to shareholders, free of charge, under Article 169 of Law 6,404/76;

Note: it is important to highlight that more details about the increase in the capital stock through stock dividend will be announced to the market on March 26, 2015, after the closing of BM&FBOVESPA, jointly with the announcement of 2014 results;

1.1.3.2. Subsidiaries: increase in the capital stock;

1.1.4. Global remuneration of the Management and the Fiscal Council of CPFL Energia and subsidiaries for the period from May 2015 to April 2016;

1.1.5. Independent auditing firm hiring for the years 2015 and 2016 by CPFL Energia and subsidiaries.

1.2    Approval:

1.2.1. Discontinuity of the Long Term Incentive Plan – 2012-2018 ILP Plan;

1.2.2. New methodology and Administrative Rule of the 2014-2022 ILP Plan;

1.2.3. First Grant of UVVs (Virtual Value Units) related to the 2014-2020 Program of the 2014-2022 ILP Plan for Eligible Executives;

1.2.4. Calculation of the result of the goals of the Board of Executive Officers for the fiscal year of 2014, related to the Short-Term Incentive Plan – ICP Plan;

1.2.5. Amendment of the CPFL Energia’s Bylaws;

1.2.6. Convening of the Ordinary and Extraordinary General Shareholders’ Meeting for April 29, 2015.

1.3    Other matters unrelated to CVM Instruction 358/2002, as amended.

São Paulo, March 25, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 25, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.